BY EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

May 3, 2019	Frank R. Adams +1 212 310 8905 frank.adams@weil.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:          Fidelity National Financial, Inc.
Registration Statement on Form S-4
Filed on May 3, 2019

Dear Ladies and Gentlemen:

On behalf of Fidelity National Financial, Inc. (the “Registrant”), please accept for filing, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Registrant’s Registration Statement on Form S-4 relating to the offer (the “Exchange Offer”) to exchange up to $450,000,000 in aggregate principal amount of the Registrant’s outstanding 4.500% Senior Notes due 2028 issued on August 13, 2018 for a like principal amount of 4.500% Senior Notes due 2028 that are registered under the Securities Act (the “Registered Notes”).

Additionally, please note that the Registrant is registering the Registered Notes in reliance on the Staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please find attached as Exhibit A a supplemental letter stating that the Registrant is registering the Exchange Offer in reliance on the Staff’s position contained in these no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

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Please contact the undersigned at (212) 310-8905 with any questions or comments concerning the above or the Registration Statement generally.

Sincerely,

/s/ Frank R. Adams

Frank R. Adams, Esq.

EXHIBIT A

Fidelity National Financial, Inc.

601 Riverside Ave.

Jacksonville, Florida 32204

(904) 854-8100

May 3, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Fidelity National Financial, Inc. (the “Company”) is seeking to register $450,000,000 in aggregate principal amount of its 4.500% Senior Notes due 2028 (the “Exchange Notes”) under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on the date hereof (the “Registration Statement”), in reliance upon the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991).

As described in the Registration Statement, the Exchange Notes will be offered in exchange for a like principal amount of the Company’s outstanding unregistered 4.500% Senior Notes due 2028 issued on August 13, 2018 (the “Original Notes”). On August 13, 2018, the Original Notes were issued by the Company and sold through Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several initial purchasers, to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

In accordance with the Staff’s position first enunciated in Morgan Stanley & Co. Incorporated, the Company represents that it has not entered into any arrangement or understanding with any person, including, without limitation, any broker-dealer, to distribute the Exchange Notes to be received in the Exchange Offer, and the Company is not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Original Notes using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (a) cannot rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Exchange Notes.

The Company will include in the letter of transmittal accompanying the Exchange Offer prospectus an acknowledgement to be executed by each person participating in the Exchange Offer that such person is acquiring the Exchange Notes in its ordinary course of business and does not intend to engage in a distribution of the Exchange Notes. Additionally, in accordance with the Staff’s position enunciated in Shearman & Sterling (avail. July 2, 1993), the Company will (a) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Exchange Notes and (b) include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes.

The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

Fidelity National Financial, Inc.

By:	/s/ Michael L. Gravelle
Name:	Michael L. Gravelle
Title:	Executive Vice President, General Counsel, and Corporate Secretary